EXHIBIT 99.1

MAG Silver Announces Agreement to Acquire 100% of the Consolidated Silver-Rich Deer Trail Project in Utah - Phase I Drilling to Begin in October

VANCOUVER, British Columbia, Sept. 10, 2020 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or “MAG Silver”) announces an Agreement to consolidate and acquire 100% of the silver-rich Deer Trail Carbonate Replacement Deposit “CRD” project in Piute County, Utah (the “Deer Trail Project” or “Project”).  The Project includes 111 patented and 682 unpatented claims (approximately 5,600 Ha) encompassing the historic Deer Trail Mine and the adjoining Alunite Ridge area. This is the first time since the early 1980s that these properties have been consolidated, allowing MAG to apply an integrated district-scale exploration approach based on the continuum of mineralization styles from CRD through Skarn to Porphyry Copper-Molybdenum shown by many related systems worldwide. This model suggests that the high-grade silver, gold, lead, zinc and copper CRD sulfides of the Deer Trail mine are linked by kilometres of continuous mineralization to a Porphyry Copper-Molybdenum centre lying to the west near Alunite Ridge.

Please tune-in to a Zoom presentation on Deer Trail, Monday, Sept. 14, 2020 at 7:00 AM Pacific Daylight Time (10:00 AM EDT) - access details https://magsilver.com/dtm-zoom-meeting/.

Phase I exploration, focused on following the silver-rich Deer Trail mine CRD mineralization to depth, is well advanced using a combination of historic and new data reinforced by an underground seismic survey planned for late September.  Initial drill pads are permitted and drilling is planned for early October, 2020.

“Deer Trail has been on my exploration radar since 1982, as it displays the most important characteristics of a large Porphyry-related CRD system. Consolidating the property lets us apply our integrated exploration model and apply new technology to the search for the entire suite of mineralization styles that we expect to occur on the property,” said Dr. Peter Megaw, MAG Silver’s Chief Exploration Officer.  “Our experienced CRD exploration team is excited to see what unfolds over the next few months as we begin drilling for more extensive high-grade silver-gold-lead-zinc CRD and skarn mineralization below the historic mine.”

“Utah is a new jurisdiction for MAG and we are very pleased with the outpouring of positive support for the Deer Trail Project from this historically mining-friendly community,” said George Paspalas, MAG Silver’s President and CEO.  “As we integrate into the community, we are operating in a manner that reflects our values; commitment to health, safety, social responsibility and environmental stewardship.  We expect to be here for some time.”

Fall 2020 Phase I Drill Program

A fully permitted 6,500-meter Phase I surface drilling program is set to start in early October 2020. Initial targeting is based on an integrated 3D Leapfrog Geo® project combining a large historic data set with MAG’s CRD exploration model plus extensive new surface and underground mapping, core relogging and geophysical reprocessing. Final drillhole angle and depth refinements will be guided by the results of an underground seismic survey slated for September 2020.  Phase I drilling priorities include:

  Determining the depth to the thick section of high-potential limestone host formations known regionally to lie just below the comparatively unfavorable host rocks of the Deer Trail mine.
  Trace the identified steeply-dipping feeder structures to depth into these limestones.
  Locate massive sulfide mineralization controlled by the above and possibly detectable seismically.

COVID-19 – Deer Trail Project

Safety is one of MAG’s key core values, and now during the COVID-19 pandemic, the health, well-being, and support of our people assumes more importance than ever. MAG is following protocol guidance from governmental public health agencies and to date, no MAG employees or contractors at the Deer Trail Project site have tested positive for COVID-19.

About Deer Trail

The Deer Trail CRD was intermittently mined for high-grade silver, gold, lead, zinc and copper sulfides until 1985 when the mine closed leaving faces in massive sulfide.  The Alunite Ridge area, 2-6 km west of Deer Trail is cut by numerous gold-quartz and alunite veins that were prospected and locally mined from 1914 to 1945.  This veining and surrounding alteration has long been suspected to be the surface expression of buried Porphyry Molybdenum-Copper mineralization centre(s), which is supported by high-grade molybdenite-bearing quartz veins found recently by MAG in unsampled historic core (see below). MAG’s model suggests that these inferred intrusions are the source for continuous mineralization traceable to (and from) the Deer Trail mine CRD mineralization. Notably, this CRD-Skarn-Porphyry Cu/Mo continuum is well expressed by the nearby giant Bingham Canyon Porphyry Copper District, which is of similar age and lies on the same regional fault system as Deer Trail (see below).

The Agreement (all dollars referenced in US dollars):

MAG executed an Agreement, effective December 20th, 2018 to consolidate the historic Deer Trail Mine and surrounding Alunite Ridge area.  The counterparties to the Agreement (the “Parties”) contributed their respective Deer Trail claims and property rights to a newly formed company for a 99% interest in the company, with MAG holding the other 1% interest.  MAG is the Project Operator and has the right to earn a 100% interest in the company and the Deer Trail Project, with the Parties retaining a 2% NSR.  In order to earn in 100%, MAG must make a total of $30 million in escalating annual expenditures ($2.8 million expended to June 30, 2020) and $2 million in royalty payments ($150,000 paid to June 30, 2020), both over 10 years, which commenced December 2018. Importantly, combined optional annual commitments do not exceed $2.5 million/year until after 2025, and all minimum commitments under the agreement have been satisfied.

The combined property package comes with decades of information generated through prior exploration programs focused on the historic Deer Trail mine itself, the inferred Porphyry centres and veins scattered throughout the property. These data include: extensive surface and underground geological maps; geochemical sampling results; logs, core and chips from over 20,000 meters of historic drilling; a districtwide airborne magnetic survey; 15 line kilometers of Audio Magneto-Telluric (AMT) geophysics; 2.5 km of U.S. Mine Safety and Health Administration (MSHA) certified underground workings; and an active mining permit. Infrastructure and access to the property are excellent. Disturbances identified by MAG have been proactively remedied and reviewed by governmental regulators, leaving no significant environmental legacy issues.

Deer Trail satisfies MAG’s top criteria when exploring for large CRD systems. These include:

  Presence of high silver grades (>400 g/t): Drill and underground sampling results, confirmed visually and by resampling, support published production records for the Deer Trail Mine of about 250,000 tons grading 3-42 g/t (0.1-1.35 oz/t) Gold, 350-465 g/t  (11-15 oz/t) Silver, 3-5% Lead, 1-12% Zinc; and 0.6% Copper (See Beatty, et al., Economic Geology, vol. 81, 1986 p. 1932-1952).
  Location on a deep-penetrating regional-scale fault that hosts major CRD-family deposits: Deer Trail lies directly on the Tushar Fault splay of the regional Wasatch Fault system that separates the Colorado Plateau and Great Basin geological provinces. This fault system hosts the giant Bingham Canyon Porphyry Copper-skarn CRD District 225 km to the north and several important CRD’s including Tintic and Park City, Utah and Pioche, Nevada to the north and south respectively.  New age dating by MAG indicates intrusions and alteration on the Deer Trail property are 28-31Ma in age, which places Deer Trail within the 27-36 Ma range of the abovementioned deposits.
  Location at the top of a thick section of favorable host rocks: Mineralization in the historic Deer Trail mine occurs as textbook high-grade silver-gold-lead-zinc-copper mantos (sheet or ribbon-like sulfide bodies) that selectively replaced irregular thin limestone beds sparsely interbedded with sandstone and shale. Throughout the surrounding region, massive limestone units hundreds of meters thick that are expected to be much more favorable hosts for large-scale CRD mineralization occur beneath this relatively unfavorable stratigraphic sequence.  Many of the largest CRD systems in the Western US (Leadville-Gilman, Colorado and Magma-Resolution and Bisbee, Arizona) occur in stratigraphically equivalent massive limestone formations. This potentially favorable limestone sequence is estimated to lie less than 200 meters vertically below the deepest historical Deer Trail mine drill holes.
  An identifiable plumbing network: The historic mine cuts a number of “feeder” faults that channeled mineralizing fluids from depth into the thin replaced limestone beds, and “bleeder” faults that channeled spent mineralizing fluids into the fringes of the system. This plumbing network has been mapped in detail throughout the mine and modeled in combination with information from historic underground drilling in order to project the feeder structures to depth into the more favorable inferred limestones.

MAG’s two-fold exploration strategy works both ends against the middle.

  The first focus, already well advanced, is to project the geometry of the feeder structures of the known CRD mineralization to depth into the inferred underlying thick and clean limestone host rocks to seek larger scale silver-rich massive sulfide replacements and potentially mineralized skarn. A deep-looking underground 2-D seismic survey (proven to work through a successful trial survey) is planned for September 2020 and should help map out the favorable host rocks at depth, trace the major mineralization feeder structures and possibly directly detect massive sulfide mineralization. Phase I drilling is slated to start in Early October 2020 to test this end of the deposit spectrum.
  The second focus is exploration for the intrusive “source” of the system. This is important not only because it may be an economic Porphyry Copper/Molybdenum deposit in its own right, but because it helps define an exploration corridor carrying continuous mineralization from the porphyry through mineralized skarn to the inferred extensive high-grade replacement mineralization of Focus #1 above.  Exploration for a mineralized Porphyry between the Deer Trail Mine and Alunite Ridge has been intermittently pursued since the 1960s and includes a few widely spaced deep drill holes. Previously, none of these were thought to have hit Porphyry-style mineralization, but while relogging historic drill core MAG geologists recognized unsampled quartz-molybdenite veins up to 30 centimetres wide that grade up to 2.9% Molybdenum within a broad zone of pervasively sericite-altered volcano-sedimentary rocks. This style and intensity of mineralization and alteration is characteristic of what would be expected in or near a productive Porphyry intrusion.  Surface mapping and sampling over this area and other suspected porphyry alteration zones are in progress.  Results will be combined with existing geophysics and the few historic drill holes targeting these areas to improve understanding of these centres and guide Phase II drilling.

Qualified Persons: Dr. Peter Megaw, Ph.D., C.P.G., and Lyle Hansen, M.Sc., P.Geo have acted as the Qualified Persons as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 38 years of relevant experience focussed on Carbonate Replacement Deposits worldwide. He is a Certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered Geologist (ARG 21613). Dr. Megaw is not independent as he is Chief Exploration Officer and a Shareholder of MAG.  Dr. Megaw is satisfied that the results are verified based on an inspection of the core and underground exposures, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization. Mr. Hansen is a registered Professional Geologist with Engineers and Geoscientists BC (149624) and has more than 10 years experience in exploration and deposit modeling. Mr. Hansen is not independent as he is Geotechnical Director of MAG.

About MAG Silver Corp.

MAG Silver Corp. is a Canadian advanced stage development and exploration company focused on becoming a top-tier primary silver mining company, by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed in a joint venture with Fresnillo (56%). The Juanicipio Project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp.  The Juanicipio Joint Venture is currently constructing and developing the surface and underground infrastructure on the property to support a 4,000 tonnes per day mining operation, with the operational expertise of Fresnillo, the project operator.  As well, an expanded exploration program is in place at Juanicipio on multiple highly prospective targets.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions; the use of the net proceeds from the private placement is subject to change; political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the MAG Silver’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov
LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

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